Exhibit (a)(1)(G)
Sent:
From:
To:
Subject: Pinnacle Entertainment, Inc. Stock Option Exchange Program Reminder
Our records show you have not made an election to participate in the Stock Option Exchange Program. This email is to remind you that Friday, September 9, 2011 at 11:00 p.m. Eastern time is the final deadline to participate in the Stock Option Exchange Program. If you wish to surrender your Eligible Options in exchange for New Options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on August 11, 2011, you must follow the directions to make a timely election or submit the paper Election Form included with your Offer packet furnished on August 11, 2011.
There are no exceptions to this deadline so we encourage you not to wait until the last day to make your election if you wish to participate. To submit your election with the Election Form, please refer to the instructions on that form.
Your participation in the exchange program is completely voluntary. You are not obligated to participate in the exchange program. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.
Capitalized words used but not defined herein have the respective meanings set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options.
If you have any questions about the exchange program, please call our Legal Department at 1-877-764-8748 or email stockoptionexchangeprogram@pnkinc.com or, after the program ends, stockoptionexchangeprogram@pnkinc.com.
Regards,